Filed by Dominion Energy, Inc.

(Commission File No. 1-8489)

Pursuant to Rule 425

under the Securities Act of 1933

and

deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

SCANA Corporation

(Commission File No. 1-8809)

Email from Jimmy Addison and Tom Farrell to SCANA Employees, June 13, 2018

Dear SCANA Employees,

In the 5 1⁄2 months since we announced the proposed combination of SCANA and Dominion Energy there has been much progress in completing the merger. And, there is still a long way to go. That is the nature of bringing together two large, publicly held companies – especially regulated utilities. It is a complex process that can seem to move in fits and starts. Despite the challenges, we remain fully committed to the merger. We believe it is by far the best outcome for SCANA’s customers, employees, communities and shareholders as well as for the states SCANA serves.

The purpose of our writing today is twofold. First, to say thank you for your continued hard work and dedication. And, second, to update you on the progress we have made and outline what we see ahead.

You have performed your jobs admirably in difficult times. Along with the merger, Mother Nature seems to have gone out of her way to add to the normal challenges. Snow and rain, wind, heat and cold. The natural elements sometimes seem to be supersized. Through it all you have remained dedicated to serving customers safely and efficiently. That is a testament to the high quality of the people who work here. While some of you may scoff and say, “I’m just doing my job,” no one should ever lose appreciation for how important your work is to the wellbeing of millions of people. You do not hear it often enough, but “thank you.”

The merger process is definitely moving ahead. As you know, we already have received several regulatory approvals. In South Carolina there is a tentative schedule to file, July 10, the first testimony related to our petition with the Public Service Commission. Proceedings in North Carolina and with federal agencies also are moving along. SCANA’s shareholder vote is set for July 31.

It may help to keep in mind that utility mergers often take more time and draw more scrutiny than most other business combinations. It is not uncommon for large, multi-state utility mergers to take a year or more to complete. You may remember it took a year to complete the SCANA/PSNC Energy merger 18 years ago. We still are targeting to conclude our approval process for this merger by the end of the year, so that puts us on par with many others.

While you may feel impatient to get the merger approved, customers may be all the more so. They recognize this merger is unique in offering the greatest level of customer benefits ever for a utility merger. More than $12 billion in electric customer savings and payments. Nearly $19 billion in new economic activity for South Carolina. Far more than SCANA could do on its own. Public opinion polls consistently show strong support for our combination. That level of support is not lost on policy makers.

Not surprisingly, most of the communications effort thus far has been focused externally as we work to get the merger approved. Dominion Energy is continuing its robust outreach program. This includes TV, radio and digital advertising, social media, and community engagement, particularly in South Carolina. Dominion Energy representatives have done more than 300 community presentations and many more are scheduled. We are not letting up.

Look for internal communications to pick up later this year. Work is being done now by SCANA and Dominion Energy employees to help ensure a smooth transition for customers, employees and retirees when the time comes. Senior executives from our two companies will be meeting in the coming weeks to get to know each other better and discuss common issues. Also look for news later this summer about employee meetings in the third quarter. As we said earlier this year, we expect to have information at that time about retirement benefits, as well as other information. But we also want to say now that everything will not be figured out this fall or at the time of closing. This is a complicated process. We will do our best to make decisions as quickly as possible while keeping you informed along the way.

Again, we want to thank you for your hard work, dedication and focus on safety and customer service. In the meantime, please do not hesitate to submit questions via the extranet site at https://des.dominionenergy.com/cwo18gyw64 and answers will be posted as soon as possible.

Just remember: Every day is another day closer to what we see as a brighter energy future.

Sincerely,

Jimmy Addison

Tom Farrell

Additional Information

In connection with the proposed transaction, Dominion Energy has filed a registration statement on Form S-4, which includes a document that serves as a prospectus of Dominion Energy and a proxy statement of SCANA (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus is expected to be mailed to SCANA’s shareholders beginning on or about June 15, 2018. Investors and security holders can obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website (http://www.sec.gov) or from Dominion Energy or SCANA. The documents filed by Dominion Energy with the SEC may be obtained free of charge by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com, and the documents filed by SCANA with the SEC may be obtained free of charge by directing a request to SCANA Corporation, 220 Operation Way, Mail Code D133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

Participants in the Solicitation

Dominion Energy and SCANA and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Dominion Energy’s directors and executive officers is available in Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, in its proxy statement dated March 23, 2018, for its 2018 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Information about SCANA’s directors and executive officers is available in SCANA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, as amended by a Form 10-K/A dated April 27, 2018, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Dominion Energy or SCANA as indicated above.